[Letterhead of Sutherland, Asbill & Brennan LLP]

CYNTHIA M. KRUS

DIRECT LINE: 202.383.0218

Internet: cynthia.krus@sablaw.com

June 2, 2005

Mr. John Reynolds

Assistant Director

Office of Emerging Growth Companies

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	TAC Acquisition Corp. Registration Statement on Form S-1 File No. 333-123382 Filed on April 28, 2005

Dear Mr. Reynolds:

On behalf of TAC Acquisition Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange commission (the “SEC”) to the Company in a letter dated May 27, 2005. The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

General

1.	We note your response to comment 1 of our letter dated May 13, 2005 and the additional disclosure that you have not had any “contact” with any target businesses. Please clarify if you have not taken any direct or indirect measures to locate or search for a target business.

The Company has revised the disclosure on pages 8, 23, 25 and 28 of the prospectus in response to the Staff’s comment.

2.	We note your response to prior comment 4. Please advise if you have already submitted the disclosure required by the prior comment.

Mr. John Reynolds

June 2, 2005

The Company confirms that it is forwarding the requested information on a supplemental basis under separate cover.

Prospectus Summary, page 1

3.	We note the disclosure that you will file a Form 8-K, including an audited balance sheet that will account for the exercise of the over-allotment option “if” such option “is exercised prior to the filing” of the 8-K. Please revise to clarify if that implies you will not file an 8-K to disclose the exercise of the over-allotment option if such exercise is completed after the initial 8-K is filed.

The Company has revised the disclosure on pages 3, 35 and 45 of the prospectus in response to the Staff’s comment.

Risk Factors, page 8

4.	We note the disclosure in risk factor nine that you will not require the resignation or retention of current management as a condition to a business combination. Please clarify whether management will consider the retention of management as a factor in determining which acquisition candidate to pursue.

The Company has revised the disclosure on page 10 of the prospectus in response to the Staff’s comment.

5.	We note your additional disclosure in risk factor 25 that you “do not intend.” Please revise to clarify if there is a risk present that management could negotiate the repayment of excess out-of-pocket expenses as a condition to any business combination.

The Company has revised the disclosure on page 16 of the prospectus in response to the Staff’s comment.

6.	Please clarify whether the funds not held in trust could be used as a down payment or a lockup in a proposed business combination.

The Company has revised the disclosure on pages 4, 16 and 24 of the prospectus in response to the Staff’s comment.

Proposed Business, page 25

7.

We note your response to comment 14. Supplementally, you stated that management “frequently receive[s] unsolicited proposals.” Please revise to include that disclosure in the prospectus and elaborate on that disclosure. If you decide not to incorporate such disclosure, please revise to provide the basis for your belief that management will receive

Mr. John Reynolds

June 2, 2005

“unsolicited proposals.” Also, please clarify whether management has received any “unsolicited proposals” to date.

The Company has revised the disclosure on page 28 of the prospectus in response to the Staff’s comment. In addition, the Company respectfully refers the Staff to the disclosure on page 28 of the prospectus, which indicates that the Company believes unsolicited proposals will be generated as a result of the positions held and contacts maintained by the members of management within the financial community. Specifically, the members of management frequently receive unsolicited proposals for investments in technology-related companies from investment banking and private equity firms as a result of their respective positions with various entities that provide financing to technology-related companies. The Company anticipates receiving similar unsolicited proposals with respect to business combinations with prospective target businesses once the Company has completed its initial public offering. However, the Company has not received any unsolicited proposals as of the date hereof regarding a business combination with a prospective target business.

8.	We note your additional disclosure that Messrs. Cohen and Rosenthal have each entered into an agreement with you to be personally liable for excess expenses. Please file that agreement as an exhibit.

The Company respectfully refers the Staff to the revised Form of Letter Agreement between the Company and each of the initial stockholders (the “Letter Agreement”) included as Exhibit 10.1 to Amendment No. 2 to the Company’s current Registration Statement on Form S-1, filed on May 17, 2005. Specifically, the indemnification provision is included within Clause No. 2 to the Letter Agreement.

Certain Relationships and Related Transactions, page 40

9.	We note your response to comment 19 regarding the fact that Messrs. Serman and Novak do not own any shares in your company. It would appear that the only tangible incentive for the noted individuals is potential employment with the resulting entity following a business combination. This would seem to present the conflict that Messrs. Serman and Novak would have a more favorable opinion of target companies that would agree to retain their services. Please revise to discuss this conflict, or advise why such conflict does not exist.

The Company has revised the disclosure on page 42 of the prospectus in response to the Staff’s comment.

10.	We note your disclosure of initial shareholders. Please revise to identify which individuals are your promoters. Please refer to Item 404(d) of Regulation S-K.

Mr. John Reynolds

June 2, 2005

The Company has revised the disclosure on page 42 of the prospectus in response to the Staff’s comment.

Principal Stockholders, page 43

11.	We note your response to comment 20. Your supplemental response indicates that the purpose is to align the initial stockholders’ interest more closely with those of public investors. Please explain this statement, as it appears inconsistent with the removal from the registration statement of the disclosure that initial stockholders would purchase up to $3 million in this offering. Further, Charles Royce is neither an officer nor a director of the company. Please clarify the role Mr. Royce will hold in the decision making process. Please advise and revise to discuss the purpose of your disclosed purchased on page 43.

The Company has revised the disclosure on page 44 of the prospectus in response to the Staff’s comment. Further, the Company advises the Staff on a supplemental basis that the disclosure regarding the purchase by initial stockholders of up to $3 million of units in the Company’s initial public offering was removed as a result of certain statutory restrictions upon such purchases in the state where certain of the initial stockholders reside. In addition, the Company confirms that since Mr. Royce is neither an officer or director of the Company, he will have no decision-making role with respect to management of the Company or any potential business combination.

12.	Please revise to identify that “certain” affiliates or designees.

The Company advises the Staff on a supplemental basis that, while Mr. Royce will have the right under his warrant purchase commitment to effect warrant purchases through affiliates and designees, he has not yet identified any such affiliates or designees. To the extent Mr. Royce does identify any such affiliates or designees prior to completion of the Company’s initial public offering, the Company confirms that it will identify such affiliates or designees in the prospectus.

Notes to Financial Statements

Note C – Proposed Offering, F-8

13.	We note your disclosure regarding the underwriter purchase option. Please expand your disclosure to describe all of the material terms of the option, including the consideration to be paid by the Underwriter, and the exercise feature (e.g. physical, net cash, or net share settlement, etc.) contained in the option. In addition, please tell us how you intend to account for the underwriter’s purchase option in the company’s financial statements. Explain your basis for the proposed treatment and how your basis considers the guidance of EITF 00-19 or other applicable authoritative guidance. Expand MD&A to discuss the transaction and the likely future effect on your future financial condition and operations.

The Company has revised the disclosure on pages 24 and F-9 of the prospectus in response to the Staff’s comment. The Company has considered the guidance in EITF 00-19 and other applicable accounting literature and will account for the underwriter’s purchase option (UPO) in a manner similar to the costs of raising capital. The Company has not carved out or separately presented this instrument in its financial statements. The Company will account for the exercise of the UPO under the guidelines of APB Opinion No. 25 and EITF 00-23 in its financial statements when and if the proposed offering is consummated and the UPO is exercised.

Mr. John Reynolds

June 2, 2005

Part II

Exhibits

14.	We note your response to comment 25. You state that in the event that greater than 10% of the firm underwritten units are defaulted, you could proceed with the offering and amend the prospectus. Because payment and delivery are due three days after effectiveness, please clarify if you would file a post effective and also redistribute the prospectus containing any modified disclosure.

The Company has revised Section 6.2 of the Form of Underwriting Agreement in response to the Staff’s comment.

15.	We note several exhibits have not been filed. Please file all exhibits with the next amendment.

The Company confirms that all remaining exhibits, with the exception of the validity opinion to be filed as Exhibit 5.1 and the consent of Sutherland, Asbill & Brennan LLP included therein to be incorporated by reference to Exhibit 23.2, have been filed with the current amendment to the Company’s Registration Statement on Form S-1.

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If you have any questions or additional comments concerning the foregoing, please contact Cynthia M. Krus at (202) 383-0218.

Sincerely,

/s/    Cynthia M. Krus

Cynthia M. Krus